February 2024 Industry Leading Provider of Outsourced Semiconductor Assembly, Test & Bumping Services 4Q23 & Full Year Results Conference Exhibit 99.2

Safe Harbor Notice This presentation contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Agenda Welcome 4Q/FY2023 Operating Results S.J. Cheng 4Q/FY2023 Financial Results Silvia Su Business Outlook S.J. Cheng Q&A

4 4Q/FY2023 Operating Results

Revenue & Gross Margin 5 4Q23 Revenue: NT$5,725.4M (QoQ: +2.6%, YoY: +22.2%) Gross Margin: 20.1% (QoQ: +4.2ppts, YoY: +5.6ppts) 2023 Revenue: NT$21,356.2M (YoY: -9.2%) Gross Margin: 16.6% (YoY: -4.3ppts)

Utilization Rate 6 Note: To effectively reflect changes in product characteristic and mix, the utilization calculation target of manufacturing site, which output calculated by wafer quantity, was changed to run time from wafer quantity since 1Q22. 4Q23: 57% 3Q23: 47% 4Q22: 46% 4Q23: 53% 3Q23: 65% 4Q22: 41% 4Q23: 71% 3Q23: 74% 4Q22: 53% 4Q23: 62% 3Q23: 63% 4Q22: 49% 4Q23: 61% 3Q23: 60% 4Q22: 53%

4Q23 Revenue Breakdown Product Manufacturing Site

Revenue Breakdown － Memory 8 4Q23: 36.2% (QoQ: +9.5%, YoY: +9.9%)

Revenue Breakdown － DDIC + Gold Bump 9 4Q23: 56.0% (QoQ: -2.6%, YoY: +40.5%)

Revenue Breakdown － End Market 10 DDIC & Gold bump Memory & Mixed-signal Content Performance of 4Q23 Smart Mobile 35.2% (QoQ +7.3%) TV 14.7% (QoQ -14.5%) Computing 4.9% (QoQ +5.6%) Auto/Industry 21.2% (QoQ +6.9%) Consumer 24.0% (QoQ +4.3%) Smart phone Wearable UHD/4K/8K TV OLED TV NB/Tablet PC / Server SSD In-car infotainment ADAS / sensor Game, TWS Smart speaker DSC, STB

11 4Q/FY2023 Financial Results

Consolidated Operating Results Summary

Consolidated Statements of Comprehensive Income Note (1) : QoQ: Difference mainly due to the increase of the foreign exchange losses of NT$362M from the foreign exchange gains of NT$167M in 3Q23 to the foreign exchange losses of NT$195M in 4Q23 and the decrease of rental income of NT$9M.

Consolidated Statements of Comprehensive Income Note (1): Difference mainly due to the decrease of the foreign exchange gains of NT$370M and share of profit of associates accounted for using equity method of NT$234M and partially offset by the increase of interest income of NT$136M.

Consolidated Statements of Financial Position & Key Indices

Consolidated Statements of Cash Flows Notes : Free cash flow was calculated by adding depreciation, amortization, interest income together with operating profit and then subtracting CapEx, interest expense, income tax expense and dividend from the sum. (2) Difference mainly due to the decrease of operating profit of NT$1,308M and partially offset by the decrease of CapEx of NT$1,690M, cash dividend paid NT$1,454M and income tax expense of NT$281M.

Capital Expenditures & Depreciation

- CapEx: NT$1,499.2M (4Q23); NT$3,228.5M (2023)
- Depreciation: NT$1,157.6M (4Q23); NT$4,779.3M (2023)



CapEx (MNTD)
LCD Driver
Bumping
Assembly
Testing
Depreciation
8,000
6,000
4,000
2,000
0
2016
2017
2018
2019
2020
2021
2022
2023
29.2%
55.6%
55.2%
62.9%
51.9%
19.5%
42.0%
23.7%
28.1%
54.4%
19.5%
54.5%
23.2%



Bumping 4.0%
Testing 18.9%
4Q23 CapEx 1,499.2 MNTD
Assembly 15.5%
LCD Driver 61.6%

17

ChipMOS

18 Business Outlook

Expect Q1 to be normal seasonal trough quarter for 2024, with fewer working days for Lunar New Year and Inventory adjustments from Q4 continuing into Q1 Based on current market environment, expect operating momentum will improve through 2024, with a stronger second half of the year Memory: Momentum better than DDIC NAND Flash demand is rebounding Assembly and test UT are impacted by the continued destocking and softer demand at certain customers DDIC: Softness in end product demand impacts UT level of TVs and Smart phone products Auto panel and OLED demand generally stable, led high UT level of high-end DDIC test Cautiously add new capacity based on UT level and customer demand Market & Business Outlook

Q&A www.chipmos.com